Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
(millions except ratio)	2013	2012	2012	2011	2010	2009	2008

Income from continuing operations before income taxes and noncontrolling interests	$1,063	$971	$1,381	$1,384	$1,059	$949	$879

Less: Equity in earnings on less than 50% owned entities	12	8	13	7	10	11	5

Add back fixed charges:

Interest on indebtedness	153	173	228	245	182	122	126

Interest on uncertain tax positions	—	3	5	—	(1)	2	—

Portion of rents representative of interest factor	36	27	42	55	48	48	47

Income as adjusted	$1,240	$1,166	$1,643	$1,677	$1,278	$1,110	$1,047

Fixed charges:

Interest on indebtedness	$153	$173	$228	$245	$182	$122	$126

Interest on uncertain tax positions	—	3	5	—	(1)	2	—

Portion of rents representative of interest factor	36	27	42	55	48	48	47

Total fixed charges	$189	$203	$275	$300	$229	$172	$173

Ratio of earnings to fixed charges	6.6	5.7	6.0	5.6	5.6	6.5	6.1